UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

CVM 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), in the context of the acquisition of a stake in Vale S.A. and in continuation of the Material Fact published on October 7, 2022 and the conference call held on the same date, in addition to the presentations disclosed by the Company on October 7, 2022 and October 10, 2022, announces that on the date hereof, Itaú Unibanco S.A. (“Itaú”) invested in Cosan Nove Participações S.A. (“Cosan Nove”), a vehicle that now holds part of the shares issued by Raízen S.A., formerly held by Cosan.

Itaú subscribed the total amount of R$4.115 billion in preferred shares, which represents approximately 27% of the total capital stock of Cosan Nove (corporate structure below).

On this date, a Shareholders' Agreement was also signed by the Company and Itaú within the scope of Cosan Nove, establishing governance rules applicable exclusively to this vehicle and other conditions usual in this kind of transaction.

The current transaction does not affect Cosan's political rights as co-controlling entity of Raízen pursuant to the Shareholders' Agreement signed with Shell, which remains unchanged.

São Paulo, December 28, 2022.

Ricardo Lewin

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2022

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer